CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                    RETIREMENT AND SAVINGS PLANS
                    INDEX TO FINANCIAL STATEMENTS


                                                            Page
                                                            ~~~~

Report of Independent Public Accountants                      2

Combining Statements of Net Assets by Plan                    3

Combining Statements of Changes in Net Assets by Plan         7

Combining Statements of Net Assets by Fund                   11

Combining Statements of Changes in Net Assets by Fund        15

Notes to Financial Statements                                19

Signature                                                    30


Schedules
~~~~~~~~

Schedule I - Assets Held for Investment Purposes             25

Schedule II - Matching Contribution Formulas                 27


Exhibit
~~~~~~~

23  -  Consent of Independent Public Accountants

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~


To the Pension Policy Committee
of Cummins Engine Company, Inc.:

We have audited the accompanying combining statements of net assets by plan and by fund, of the CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLANS as of December 31, 1993 and 1992, and the related statements of changes in net assets by plan and by fund, for the years ended December 31, 1993 and 1992. These financial statements and the schedules referred to below are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plans as of December 31, 1993 and 1992, and the changes in their net assets for the years ended December 31, 1993 and 1992, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and matching contribution formulas are presented for purposes of additional analysis. They are not a required part of the basic financial statements but contain supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                               ARTHUR ANDERSEN & CO.

Chicago, Illinois
June 10, 1994

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
                   COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                DECEMBER 31, 1993


                                     SALARIED      BARGAINING        ONAN
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~   ~~~~~~~~~~~~
Assets

Cash and investments:
  Cash & short-term investments    $    328,685   $          -   $          -
  Guaranteed investment contracts    72,788,095     93,361,040     15,691,005
  Wellington mutual funds            55,003,648     32,495,620     15,820,919
  Vanguard U.S. Growth Fund
   mutual funds                      17,586,368      5,620,077      5,283,722
  Vanguard Index Trust mutual
   funds                             24,009,361     10,301,987      7,058,607
 Investment in common stock of
  Cummins Engine Co., Inc.          131,980,775      6,035,210      1,543,540
 Participant loan receivable          5,130,161      3,517,829      1,599,264
                                    ~~~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~

Total cash & investments            306,827,093    151,331,763     46,997,057
                                    ~~~~~~~~~~~    ~~~~~~~~~~~    ~~~~~~~~~~~
Receivables:

 Employer contributions               4,097,201      1,457,591        265,993
 Employee contributions               1,730,978      1,377,332        618,696
 Accrued income                             523              -              -
                                    ~~~~~~~~~~~     ~~~~~~~~~~     ~~~~~~~~~~

Total receivables                     5,828,702      2,834,923        884,689
                                    ~~~~~~~~~~~     ~~~~~~~~~~     ~~~~~~~~~~
Total assets                        312,655,795    154,166,686     47,881,746
                                    ~~~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~
Liabilities:

 Interest payable                     3,094,470              -              -
 Note payable - ESOP                 70,650,000              -              -
                                    ~~~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~
Total liabilities                    73,744,470              -              -
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~    ~~~~~~~~~~~

Net assets                         $238,911,325   $154,166,686   $ 47,881,746
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~   ~~~~~~~~~~~~





The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
                   COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                DECEMBER 31, 1993


                                     LUBRICON          CDC          TOTAL
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~   ~~~~~~~~~~~~
Assets

Cash and investments:
  Cash & short-term investments    $          -                  $    328,685
  Guaranteed investment contracts       103,310      4,950,119    186,893,569
  Wellington mutual funds               161,980      2,769,269    106,251,436
  Vanguard U.S. Growth Fund
   mutual funds                          48,042      1,050,410     29,588,619
  Vanguard Index Trust mutual
   funds                                 38,593      1,616,380     43,024,928
 Investment in common stock of
  Cummins Engine Co., Inc.                9,669        610,445    140,179,639
 Participant loan receivable             12,143        746,443     11,005,840
                                    ~~~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~

Total cash & investments                373,737     11,743,066    517,272,716
                                    ~~~~~~~~~~~    ~~~~~~~~~~~    ~~~~~~~~~~~
Receivables:

 Employer contributions                  18,216        563,986      6,402,987
 Employee contributions                   1,795        183,540      3,912,341
 Accrued income                               -              -            523
                                    ~~~~~~~~~~~     ~~~~~~~~~~     ~~~~~~~~~~
Total receivables                        20,011        747,526     10,315,851
                                    ~~~~~~~~~~~     ~~~~~~~~~~    ~~~~~~~~~~~
Total assets                            393,748     12,490,592    527,588,567
                                    ~~~~~~~~~~~    ~~~~~~~~~~~    ~~~~~~~~~~~
Liabilities:

 Interest payable                             -              -      3,094,470
 Note payable - ESOP                          -              -     70,650,000
                                    ~~~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~
Total liabilities                             -              -     73,744,470
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~   ~~~~~~~~~~~~

Net assets                         $    393,748   $ 12,490,592   $453,844,097
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~   ~~~~~~~~~~~~





The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
                   COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                DECEMBER 31, 1992


                                     SALARIED      BARGAINING        ONAN
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~   ~~~~~~~~~~~~
Assets

Cash and investments:
  Cash & short-term investments    $    114,341   $          -   $          -
  Guaranteed investment contracts    69,435,937     89,762,748     13,863,736
  Wellington mutual funds            40,093,153     23,878,229     12,601,316
  Vanguard U.S. Growth Fund
   mutual funds                      17,034,355      5,879,896      5,567,243
  Vanguard Index Trust mutual
   funds                             18,058,189      7,683,622      5,690,486
 Investment in common stock of
  Cummins Engine Co., Inc.           96,014,692      5,399,323        641,889
 Participant loan receivable          4,609,149      2,620,830      1,262,885
                                    ~~~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~

Total cash & investments            245,359,816    135,224,648     39,627,555
                                    ~~~~~~~~~~~    ~~~~~~~~~~~    ~~~~~~~~~~~
Receivables:

 Employer contributions               4,135,439              -              -
 Accrued income                             257              -              -
                                    ~~~~~~~~~~~     ~~~~~~~~~~     ~~~~~~~~~~

Total receivables                     4,135,696              -              -
                                    ~~~~~~~~~~~     ~~~~~~~~~~     ~~~~~~~~~~
Total assets                        249,495,512    135,224,648     39,627,555
                                    ~~~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~
Liabilities:

 Interest payable                     3,142,650              -              -
 Note payable - ESOP                 71,750,000              -              -
                                    ~~~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~
Total liabilities                    74,892,650              -              -
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~    ~~~~~~~~~~~

Net assets                         $174,602,862   $135,224,648   $ 39,627,555
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~   ~~~~~~~~~~~~




The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
                   COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                DECEMBER 31, 1992


                                     LUBRICON         CDC           TOTAL
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~   ~~~~~~~~~~~~
Assets

Cash and investments:
  Cash & short-term investments    $          -   $          -   $    114,341
  Guaranteed investment contracts        77,078      4,644,234    177,783,733
  Wellington mutual funds                71,894      2,352,933     78,997,525
  Vanguard U.S. Growth Fund
   mutual funds                          49,493      1,095,831     29,626,818
  Vanguard Index Trust mutual
   funds                                 45,110      1,383,813     32,861,220
 Investment in common stock of
  Cummins Engine Co., Inc.                6,023        273,613    102,335,540
 Participant loan receivable             11,796        639,323      9,143,983
                                    ~~~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~

Total cash & investments                261,394     10,389,747    430,863,160
                                    ~~~~~~~~~~~    ~~~~~~~~~~~    ~~~~~~~~~~~
Receivables:

 Employer contributions                       -              -      4,135,439
 Accrued income                               -              -            257
                                    ~~~~~~~~~~~     ~~~~~~~~~~     ~~~~~~~~~~

Total receivables                             -              -      4,135,696
                                    ~~~~~~~~~~~     ~~~~~~~~~~    ~~~~~~~~~~~
Total assets                            261,394     10,389,747    434,988,856
                                    ~~~~~~~~~~~    ~~~~~~~~~~~    ~~~~~~~~~~~
Liabilities:

 Interest payable                             -              -      3,142,650
 Note payable - ESOP                          -              -     71,750,000
                                    ~~~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~
Total liabilities                             -              -     74,892,650
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~    ~~~~~~~~~~~

Net assets                         $    261,394   $ 10,389,747   $360,106,206
                                   ~~~~~~~~~~~~   ~~~~~~~~~~~~   ~~~~~~~~~~~~





The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                DECEMBER 31, 1993


                                   SALARIED       BARGAINING         ONAN
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~    ~~~~~~~~~~~~

Net assets-beginning of year     $174,602,862    $135,224,648    $ 39,627,555
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~    ~~~~~~~~~~~~
Investment income:
 Interest income                    5,318,260       6,848,527       1,168,900
 Dividend income from
  mutual funds                      3,990,921       2,242,700       1,216,205
 Dividend income from
  investment in stock                 489,589          22,980           5,229
 Net realized & unrealized
  appreciation in the
  value of investments             39,732,459       3,746,072       1,370,769
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~

Total investment income            49,531,229      12,860,279       3,761,103
Less: interest expense              6,188,940               -               -
      administrative expenses         116,787          86,905          15,075
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~

Net investment income              43,225,502      12,773,374       3,746,028
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~
Contributions:

 Employer                           7,086,975       1,457,590         265,992
 Employee                          19,346,598      13,716,542       5,981,731
 Rollover                             927,680          17,157          26,321
                                  ~~~~~~~~~~~      ~~~~~~~~~~      ~~~~~~~~~~

Total contributions                27,361,253      15,191,289       6,274,044
                                  ~~~~~~~~~~~      ~~~~~~~~~~      ~~~~~~~~~~

 Participants' withdrawals          6,743,662       8,871,882       1,588,030

 Inter-plan transfers                 465,370        (150,743)       (177,851)
                                 ~~~~~~~~~~~~       ~~~~~~~~~      ~~~~~~~~~~~

Net assets - end of year         $238,911,325    $154,166,686     $47,881,746
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~     ~~~~~~~~~~~



The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                DECEMBER 31, 1993



                                   LUBRICON          CDC            TOTAL
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~    ~~~~~~~~~~~~

Net assets-beginning of year     $    261,394    $ 10,389,747    $360,106,206
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~    ~~~~~~~~~~~~
Investment income:
 Interest income                        7,385         350,707      13,693,779
 Dividend income from
  mutual funds                          9,659         229,872       7,689,357
 Dividend income from
  investment in stock                      32           2,483         520,313
 Net realized & unrealized
  appreciation in the
  value of investments                 11,390         368,957      45,229,647
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~

Total investment income                28,466         952,019      67,133,096
Less: interest expense                      -               -       6,188,940
      administrative expenses              95           4,887         223,749
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~

Net investment income                  28,371         947,132      60,720,407
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~
Contributions:

 Employer                              18,215         563,985       9,392,757
 Employee                              63,057       1,985,430      41,093,358
 Rollover                               1,100           3,076         975,334
                                  ~~~~~~~~~~~      ~~~~~~~~~~      ~~~~~~~~~~

Total contributions                    82,372       2,552,491      51,461,449
                                  ~~~~~~~~~~~      ~~~~~~~~~~      ~~~~~~~~~~

 Participants' withdrawals             20,228       1,220,163      18,443,965

 Inter-plan transfers                  41,839        (178,615)              -
                                 ~~~~~~~~~~~~       ~~~~~~~~~     ~~~~~~~~~~~

Net assets - end of year         $    393,748    $ 12,490,592    $453,844,097
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~     ~~~~~~~~~~~



The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                DECEMBER 31, 1992



                                  SALARIED       BARGAINING         ONAN
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~    ~~~~~~~~~~~~

Net assets-beginning of year     $123,366,657    $114,659,163    $ 31,725,910
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~    ~~~~~~~~~~~~
Investment income:
 Interest income                    5,110,495       6,386,288         956,224
 Dividend income from
  mutual funds                      2,920,270       1,557,963         926,598
 Dividend income from
  investment in stock                 244,219          10,635           1,453
 Net realized & unrealized
  appreciation in the
  value of investments             30,580,141       1,944,510         662,672
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~

Total investment income            38,855,125       9,899,396       2,546,947
Less: interest expense              6,285,300               -               -
      administrative expenses          76,341          55,062           7,955
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~

Net investment income              32,493,484       9,844,334       2,538,992
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~
Contributions:

 Employer                           7,200,070       1,475,306         263,611
 Employee                          18,113,151      14,439,827       5,733,837
 Rollover                           2,591,878       2,760,690         747,788
                                  ~~~~~~~~~~~      ~~~~~~~~~~      ~~~~~~~~~~

Total contributions                27,905,099      18,675,823       6,745,236
                                  ~~~~~~~~~~~      ~~~~~~~~~~      ~~~~~~~~~~

Payments for:
 Participants' withdrawals          9,162,378       7,954,672       1,382,583
                                 ~~~~~~~~~~~~       ~~~~~~~~~      ~~~~~~~~~~~

Net assets - end of year         $174,602,862    $135,224,648     $39,627,555
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~     ~~~~~~~~~~~



The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                DECEMBER 31, 1992



                                   LUBRICON          CDC            TOTAL
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~    ~~~~~~~~~~~~

Net assets-beginning of year     $    178,544    $  8,206,160    $278,136,434
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~    ~~~~~~~~~~~~
Investment income:
 Interest income                        3,900         325,906      12,782,813
 Dividend income from
  mutual funds                          3,838         163,760       5,572,429
 Dividend income from
  investment in stock                       9             611         256,927
 Net realized & unrealized
  appreciation in the
  value of investments                  3,234         160,853      33,351,410
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~

Total investment income                10,981         651,130      51,963,579
Less: interest expense                      -               -       6,285,300
      administrative expenses              36           2,827         142,221
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~

Net investment income                  10,945         648,303      45,536,058
                                  ~~~~~~~~~~~     ~~~~~~~~~~~      ~~~~~~~~~~
Contributions:

 Employer                              22,933         589,242       9,551,162
 Employee                              60,359       2,207,931      40,555,105
 Rollover                                   -          44,085       6,144,441
                                  ~~~~~~~~~~~      ~~~~~~~~~~      ~~~~~~~~~~

Total contributions                    83,292       2,841,258      56,250,708
                                  ~~~~~~~~~~~      ~~~~~~~~~~      ~~~~~~~~~~

Payments for:
 Participants' withdrawals             11,387       1,305,974      19,816,994
                                 ~~~~~~~~~~~~       ~~~~~~~~~     ~~~~~~~~~~~

Net assets - end of year         $    261,394    $ 10,389,747    $360,106,206
                                 ~~~~~~~~~~~~    ~~~~~~~~~~~~    ~~~~~~~~~~~~




The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                               DECEMBER 31, 1993



                           WELLINGTON   U.S. GROWTH  INDEX FUND   FIXED INCOME
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~
Assets

Cash and investments:
 Cash and short-term
  investments             $          -  $         -  $         -  $          -
 Guaranteed investment
  contracts                          -            -            -   186,893,569
 Wellington mutual funds   106,251,436            -            -             -
 Vanguard US Growth Fund
  mutual funds                       -   29,588,619            -             -
 Vanguard Index Trust
  mutual funds                       -            -   43,024,928             -
 Investment in common stock
  of Cummins Eng.Co.,Inc.            -            -            -             -
Participant loan rec.                -            -            -             -
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Total cash & investments   106,251,436   29,588,619   43,024,928   186,893,569
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Receivables:
 Employer contributions        588,278      231,420      281,703     1,190,247
 Employee contributions      1,158,243      549,907      605,061     1,413,642
 Accrued interest                    -            -            -             -
                            ~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Total receivables            1,746,521      781,327      886,764     2,603,889
                            ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Total assets               107,997,957   30,369,946   43,911,692   189,497,458
                           ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Liabilities:
 Interest payable                    -            -            -             -
 Note payable-ESOP                   -            -            -             -
                           ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~~
Total liabilities                    -            -            -             -
                           ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Net assets                $107,997,957  $30,369,946  $43,911,692  $189,497,458
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~





The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                               DECEMBER 31, 1993


                                          CUMMINS
                           LOAN FUND       STOCK        ESOP          TOTAL
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~
Assets

Cash and investments:
 Cash and short-term
  investments             $          -  $         -  $   328,685  $    328,685
 Guaranteed investment
  contracts                          -            -            -   186,893,569
 Wellington mutual funds             -            -            -   106,251,436
 Vanguard US Growth Fund
  mutual funds                       -            -            -    29,588,619
 Vanguard Index Trust
  mutual funds                       -            -            -    43,024,928
 Investment in common stock
  of Cummins Eng.Co.,Inc.            -   15,200,731  124,978,908   140,179,639
Participant loan rec.       11,005,840            -            -    11,005,840
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Total cash & investments    11,005,840   15,200,731  125,307,593   517,272,716
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Receivables:
 Employer contributions              -      116,869    3,994,470     6,402,987
 Employee contributions              -      185,488            -     3,912,341
 Accrued interest                    -            -          523           523
                            ~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Total receivables                    -      302,357    3,994,993    10,315,851
                            ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Total assets                11,005,840   15,503,088  129,302,586   527,588,567
                           ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Liabilities:
 Interest payable                    -            -    3,094,470     3,094,470
 Note payable-ESOP                   -            -   70,650,000    70,650,000
                           ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~~

Total liabilities                    -            -   73,744,470    73,744,470
                           ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Net assets                $ 11,005,840  $15,503,088  $55,558,116  $453,844,097
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~




The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                               DECEMBER 31, 1992



                           WELLINGTON   U.S. GROWTH  INDEX FUND   FIXED INCOME
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~
Assets

Cash and investments:
 Cash and short-term
  investments             $          -  $         -  $         -  $          -
 Guaranteed investment
  contracts                          -            -            -   176,418,182
 Wellington mutual funds    77,034,070            -            -             -
 Vanguard US Growth Fund
  mutual funds                       -   28,364,808            -             -
 Vanguard Index Trust
  mutual funds                       -            -   31,981,822             -
 Investment in common stock
  of Cummins Eng.Co.,Inc.            -            -            -             -
Participant loan rec.                -            -            -             -
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Total cash & investments    77,034,070   28,364,808   31,981,822   176,418,182
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Receivables:
 Employer contributions        529,792      273,634      292,865     1,238,098
 Accrued income                860,848      444,622      475,870     1,733,148
 Rollover contributions         40,789       31,763       10,423        66,127
 Accrued interest                    -            -            -         6,355
 Inter-fund transfers          685,988      527,949      151,418
                            ~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Total receivables            2,117,417    1,277,968      930,576     3,043,728
                            ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Total assets                79,151,487   29,642,776   32,912,398   179,461,910
                           ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Liabilities:
 Withdrawals payable           153,963       15,959       51,178       417,351
 Interest payable                    -            -            -             -
 Note payable-ESOP                   -            -            -             -
 Inter-fund transfers                -            -            -     1,260,824
                           ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~~
Total liabilities              153,963       15,959       51,178     1,678,175
                           ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Net assets                $ 78,997,524  $29,626,817  $32,861,220  $177,783,735
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                               DECEMBER 31, 1992


                                          CUMMINS
                           LOAN FUND       STOCK        ESOP         TOTAL
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~
Assets

Cash and investments:
 Cash and short-term
  investments             $          -  $         -  $   114,341  $    114,341
 Guaranteed investment
  contracts                          -            -            -   176,418,182
 Wellington mutual funds             -            -            -    77,034,070
 Vanguard US Growth Fund
  mutual funds                       -            -            -    28,364,808
 Vanguard Index Trust
  mutual funds                       -            -            -    31,981,822
 Investment in common stock
  of Cummins Eng.Co.,Inc.            -   11,275,805   91,039,728   102,315,533
Participant loan rec.        9,143,983            -            -     9,143,983
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Total cash & investments     9,143,983   11,275,805   91,154,069   425,372,739
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Receivables:
 Employer contributions              -       55,728    4,135,439     6,525,556
 Accrued income                      -       90,551            -     3,605,039
 Rollover contributions              -       11,006            -       160,108
 Accrued interest                    -        7,439          257        14,051
 Inter-fund transfers                -            -            -     1,365,355
                            ~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Total receivables                    -      164,724    4,135,696    11,670,109
                            ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Total assets                 9,143,983   11 440 529   95,289,765   437,042,848
                           ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Liabilities:
 Withdrawals payable                 -       40,186            -       678,637
 Interest payable                    -            -    3,142,650     3,142,650
 Note payable-ESOP                   -            -   71,750,000    71,750,000
 Inter-fund transfers                -      104,531            -     1,365,355
                           ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~~

Total liabilities                    -      144,717   74,892,650    76,936,642
                           ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Net assets                $  9,143,983  $11,295,812  $20,397,115  $360,106,206
                          ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
             COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                               DECEMBER 31, 1993


                            WELLINGTON   U.S. GROWTH  INDEX FUND   FIXED INCOME
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Net assets - beginning
 of year                   $ 78,997,524  $29,626,817  $32,861,220  $177,783,735
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~
Investment income (loss):
 Interest income                      -           -             -    13,689,198
 Dividend income from
  mutual funds                6,210,466      413,911    1,064,980             -
 Dividend income from
  investment in stock                 -           -             -             -
 Net realized & unrealized
  appreciation in the
  value of investments        5,208,144     (872,201)   2,505,756             -
                            ~~~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~   ~~~~~~~~~~~
Total investment income
 (loss)                      11,418,610     (458,290)   3,570,736    13,689,198
Less: interest expense                -            -            -             -
      administrative exp.             -            -            -       150,447
                            ~~~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~   ~~~~~~~~~~~
Net investment income
 (loss)                      11,418,610     (458,290)   3,570,736    13,538,751
                            ~~~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~   ~~~~~~~~~~~
Contributions:

 Employer                       588,279      231,420      281,703     1,190,239
 Employee                    12,038,643    6,065,512    6,653,884    14,923,408
 Rollover                       309,952      191,510      217,193       172,588
                            ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Total contributions          12,936,874    6,488,442    7,152,780    16,286,235
                            ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Participants' loan
 repayments                   1,305,821      655,318      704,539     1,840,057
                            ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Payments for
 Participants' withdrawals    3,245,402      995,362    1,140,196    12,120,414
 Participant loan
  withdrawals                 1,917,140      685,207      854,182     2,877,072

 Inter-fund transfers        (8,501,670)   4,261,772   (1,616,795)    4,953,834
                            ~~~~~~~~~~~~   ~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~~
Total payments and
 transfers                   (3,339,128)   5,942,341      377,583    19,951,320
                            ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Net assets - end of year   $107,997,957  $30,369,946  $43,911,692  $189,497,458
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
             COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                               DECEMBER 31, 1993

                                           CUMMINS
                            LOAN FUND       STOCK        ESOP         TOTAL
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Net assets - beginning
 of year                   $  9,143,983  $11,295,812  $20,397,115  $360,106,206
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~
Investment income (loss):
 Interest income                      -        2,706        1,875    13,693,779
 Dividend income from
  mutual funds                        -            -            -     7,689,357
 Dividend income from
  investment in stock                 -       54,821      465,492       520,313
 Net realized & unrealized
  appreciation in the
  value of investments                -    4,055,556   34,332,392    45,229,647
                            ~~~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~   ~~~~~~~~~~~
Total investment income
 (loss)                               -    4,113,083   34,799,759    67,133,096
Less: interest expense                -            -    6,188,940     6,188,940
      administrative exp.             -       26,761       46,541       223,749
                            ~~~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~   ~~~~~~~~~~~
Net investment income
 (loss)                               -    4,086,322   28,564,278    60,720,407
                            ~~~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~   ~~~~~~~~~~~
Contributions:
 Employer                             -      116,867    6,984,249     9,392,757
 Employee                             -    1,411,911            -    41,093,358
 Rollover                             -       84,091            -       975,334
                            ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Total contributions                   -    1,612,869    6,984,249    51,461,449
                            ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Participants' loan
 repayments                  (4,728,329)     222,594            -             -
                            ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Payments for

 Participants' withdrawals            -      555,065      387,526    18,443,965
 Participant loan
  withdrawals                (6,590,186)     256,585            -             -

 Inter-fund transfers                 -      902,859            -             -
                            ~~~~~~~~~~~~   ~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~~
Total payments and
 transfers                   (6,590,186)   1,714,509      387,526    18,443,965
                            ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Net assets - end of year   $ 11,005,840  $15,503,088  $55,558,116  $453,844,097
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
             COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                               DECEMBER 31, 1992


                            WELLINGTON   U.S. GROWTH  INDEX FUND   FIXED INCOME
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Net assets - beginning
 of year                   $ 68,104,560  $21,793,212  $25,856,459  $166,628,704
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~
Investment income (loss):
 Interest income                      -           -             -    12,768,180
 Dividend income from
  mutual funds                4,191,097      472,310      909,022             -
 Dividend income from
  investment in stock                 -           -             -             -
 Net realized & unrealized
  appreciation in the
  value of investments        1,341,733      452,921    1,286,897             -
                            ~~~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~   ~~~~~~~~~~~
Total investment income
 (loss)                       5,532,830      925,231    2,195,919    12,768,180
Less: interest expense               -             -            -             -
      administrative exp.            -             -            -        91,385
                            ~~~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~   ~~~~~~~~~~~
Net investment income
 (loss)                      5,532,830       925,231    2,195,919    12,676,795
                            ~~~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~   ~~~~~~~~~~~
Contributions:
 Employer                       572,426      258,755      283,950     1,187,282
 Employee                    11,508,246    5,960,624    6,360,674    15,584,564
 Rollover                       396,711      264,563      207,295     1,387,538
                            ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Total contributions          12,477,383    6,483,942    6,851,919    18,159,384
                            ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Payments for:

 Participants' withdrawals    3,330,466      878,094    1,022,348    13,871,192
 Participant loan
  withdrawals                 2,408,493      963,409    1,006,581     4,371,365
 Inter-fund transfers         1,378,290   (2,265,935)      14,148     1,438,591
                            ~~~~~~~~~~~~   ~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~~
Total payments and
 transfers                    7,117,249     (424,432)   2,043,077    19,681,148
                            ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Net assets - end of year   $ 78,997,524  $29,626,817  $32,861,220  $177,783,735
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
             COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                               DECEMBER 31, 1992


                                           CUMMINS
                            LOAN FUND       STOCK        ESOP         TOTAL
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~

Net assets - beginning
 of year                   $          -  $ 3,869,864  $(8,116,365) $278,136,434
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~
Investment income (loss):
 Interest income                      -       12,635        1,998    12,782,813
 Dividend income from
  mutual funds                        -            -            -     5,572,429
 Dividend income from
  investment in stock                 -       22,870      234,057       256,927
 Net realized & unrealized
  appreciation in the
  value of investments                -    2,479,053   27,790,806    33,351,410
                            ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Total investment income
 (loss)                               -    2,514,558   28,026,861    51,963,579
Less: interest expense                -            -    6,285,300     6,285,300
      administrative exp.             -       20,160       30,676       142,221
                            ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Net investment income
 (loss)                               -    2,494,398   21,710,885    45,536,058
                            ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~
Contributions:
 Employer                             -       70,659    7,178,090     9,551,162
 Employee                             -    1,140,997            -    40,555,105
 Rollover                             -    3,888,334            -     6,144,441
                            ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Total contributions                   -    5,099,990    7,178,090    56,250,708
                            ~~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Payments for
 Participants' withdrawals            -      339,399      375,495    19,816,994
 Participant loan
  withdrawals                (9,143,983)     394,135            -             -

 Inter-fund transfers                 -     (565,094)           -             -
                            ~~~~~~~~~~~~   ~~~~~~~~~   ~~~~~~~~~~~  ~~~~~~~~~~~
Total payments and
 transfers                   (9,143,983)     168,440      375,495    19,816,994
                            ~~~~~~~~~~~    ~~~~~~~~~   ~~~~~~~~~~   ~~~~~~~~~~~

Net assets - end of year   $  9,143,983  $11,295,812  $20,397,115  $360,106,206
                           ~~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~  ~~~~~~~~~~~~


The accompanying notes are an integral part of these statements.

               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                       RETIREMENT AND SAVINGS PLANS
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1993 AND 1992




1.  MERGER OF EXISTING PLANS AND TRUSTS
    ~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

    Effective January 1, 1992, various Cummins Engine Company, Inc. and Affiliates Qualified Savings Plans, the Onan Retirement Savings Plan, and various Cummins Engine Company, Inc. and Affiliates Deferred Income Plans were merged into one defined contribution plan for each of five employee groups restated and renamed as the Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plans (the Plans). Basic plan provisions remained the same under the restated Plan document, with the addition of a new loan feature (as described in Note 2) and new employee investment options (as described in Note 2).

    On January 2, 1992, the assets maintained under the Qualified Savings Trust, Onan Retirement Savings Trust, and the Deferred Income Trust were transferred from their prior trustee, The Northern Trust Company, to their successor trustee, The Vanguard Fiduciary Trust Company (the Trustee) and are held in a single trust, The Retirement and Savings Trust (the Trust)(see Note 2).

2.  SUMMARY OF ACCOUNTING POLICIES
    ~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

Basis of Combination
~~~~~~~~~~~~~~~~~~~~

The Combining Statements of Net Assets and Changes in Net Assets reflect the financial activity of the Retirement and Savings Plans of Cummins Engine Company, Inc. (the Company) and certain subsidiary companies (the Companies). These Plans include:

  Cummins Engine Company, Inc. and Affiliates Retirement and
  Savings Plan for Salaried and Non-Bargaining Hourly Employees
  (Salaried Plan)

  Cummins Engine Company, Inc. and Affiliates Retirement and
  Savings Plan for Bargaining Unit Employees (Bargaining Plan)

  Cummins Engine Company, Inc. Retirement and Savings Plan for
  Onan Corporation Employees (Onan Plan)

  Cummins Engine Company, Inc. Retirement and Savings Plan for
  Lubricant Consultants, Inc. Employees (Lubricon Plan)

  Cummins Engine Company, Inc. Retirement and Savings Plan for
  Consolidated Diesel Company Employees (CDC Plan).

  Certain reclassifications have been made in the prior year financial statements. These reclassifications were made to conform with current year presentations and have no impact on previously reported net assets.

Trust Arrangements
~~~~~~~~~~~~~~~~~~

     As stated in Note 1, a single trust arrangement is maintained with the Trustee for the administration of the primary investments in the Plans; however, a separate trust arrangement is maintained with The Northern Trust Company for the Employee Stock Ownership ("ESOP") portion of the Plans (as described in Note 3).

Accounting Method
~~~~~~~~~~~~~~~~~

     Accounting records are maintained by the Trustee on a modified cash basis. All material adjustments have been made to present the financial statements under the accrual basis of accounting as required by generally accepted accounting principles.

     All investments included in the Combining Statements of Net Assets and Schedule I, and the related income included in the Combining Statements of Changes in Net Assets reflect amounts obtained from and certified by the respective trustees as being complete and accurate.

     At December 31, 1992, the total asset balances in the Combining Statements of Net Assets by Plan do not agree with the total asset balances in the Combining Statements of Net Assets by Fund. Contributions and withdrawals and the related effect on investment balances were recorded in the Combining Statements of Net Assets by Plan in the period contributions and withdrawals were elected by the participants. Conversely, the Combining Statements of Net Assets by Fund recorded the activity in the period cash was transferred and the transaction was completed with an accrual for contributions and withdrawals elected but not completed at December 31, 1992. The difference in accounting affects the classification of assets between the two statements but does not affect net assets.

     At December 31, 1993, both the Combining Statements of Net
Assets by Plan and Fund recorded activity in the period cash was transferred and include all accruals necessary for the statements to be in accordance with generally accepted accounting principles.

Investments
~~~~~~~~~~~

     Investments held by the Trust are stated at market value and changes in market value are reflected in net investment income (loss). Quoted market prices are used to value investments.

     Assets of the Trust are segregated into five investment funds: the Wellington Fund, the Vanguard U.S. Growth Fund, the Vanguard Index 500 Trust Fund, the Fixed Income Fund, and the Cummins Common Stock Fund. Maintenance of separate funds provides investment alternatives to participants in the Plans; the allocation of investments between the funds is at the direction of participants.

     The assets of the Wellington Fund consist primarily of equity, fixed income, and cash equivalent marketable securities. The Vanguard U.S. Growth Fund consists primarily of long-term domestic and foreign capital growth stock. The Vanguard Index 500 Trust Fund consists primarily of equity and cash equivalent marketable securities whose investment results should correspond to the performance of the Standard & Poor's 500 Composite Stock Price (S & P 500) Index. The Fixed Income Fund consists primarily of insurance and bank investment contracts. The Cummins Stock Fund consists of investments in Company common stock. The ESOP Fund consists of matching contributions in the form of common stock for certain plans.

     Net investment income (loss) of each fund is allocated to each Plan based on the relationship of each Plan's investment in the fund to the total investment in the fund.
Net investment income (loss) is likewise allocated to participants based on the relationship of participant account balances in each fund to the total balance in each fund.

Participant Loan Receivable
~~~~~~~~~~~~~~~~~~~~~~~~~~~

     The Plans permit participants to borrow portions of their accounts subject to Department of Labor regulations. Participants may take out loans limited to the lessor of $50,000 or 50 percent of the present value of their accounts (excluding ESOP accounts) over a period not to exceed 54 months. The annual interest rate is the Prime Rate as quoted in the Wall Street Journal plus 1 percent. The amount used to secure a loan is 50 percent of the participant's account balance.

     Participant loan activity is reported in the Combining
Statements of Net Assets and Changes in Net Assets by Fund in the Loan Fund.

Administrative Expenses and Investment Advisory Fees
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

     Administrative expenses such as record keeping fees are paid by the Companies. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings and will not reduce assets of the Plans. Investment advisory fees for the Fixed Income Fund are paid directly from the fund and will reduce assets of the Plans. The trust agreement entitles the Trustee to receive reasonable compensation for services rendered and expenses incurred in the administration and execution of the Plans.

3.  DESCRIPTION OF THE PLANS
    ~~~~~~~~~~~~~~~~~~~~~~~~

Participation
~~~~~~~~~~~~~

     Substantially all full-time, domestic employees of the Company and designated subsidiaries are eligible to participate in one of the Plans on the first day of the month following the 60th day after date of employment.
Nonresident aliens employed by the Company or a foreign subsidiary are eligible to participate if the Company owns at least 80 percent of the foreign subsidiary's common stock.

     The Plans encourage voluntary savings through regular payroll deductions. Subject to limitations contained in the Internal Revenue Code and Regulations, participants may contribute up to 15 percent of gross pay (10 percent with respect to certain highly compensated participants) as pre-tax contributions, and 10 percent of gross pay as after-tax contributions (not to exceed 20% in total). In addition, participants are permitted to make voluntary additional after-tax contributions once each year.

     At the end of each plan year, the Companies make matching contributions for each participant's pre-tax and after-tax contributions that remain in the Plans at the end of the plan year. The formulas for these matches, as set forth in the Plans, vary for each Company (see Schedule II). Certain groups of participants receive cash matches and other groups participate in the ESOP (as described below) and receive matching contributions in the form of Company common stock. All matching cash contributions, ESOP shares, and earnings thereon are immediately vested and nonforfeitable.

     In July 1989, the Company established the ESOP Trust and sold 2,362,206 of its common stock at $31.75 per share (amounts reflect two-for-one common stock split) to the ESOP Trust in exchange for a $75 million promissory note (the
Note) secured by the shares. In December 1990, the ESOP Trust prepaid its then-current indebtedness to the Company with proceeds from the issuance of $72,750,000 of 8.76 percent ESOP Notes due 1998 and guaranteed by the Company (see Note 6). The arrangement requires the Companies to contribute an aggregate annual amount to the ESOP Trust equal to the annual principal and interest payable under the terms of the Note after application of dividends paid on shares held in the ESOP Trust. As the ESOP Trust's indebtedness is repaid from these sources of funds, shares are allocated to the accounts of participants in the ESOP in relative proportion to each participant's contributions to the Plans as well as dividends received on shares previously allocated to the participant's account in the ESOP Trust. For the 1993 plan year, 458,161 shares were allocated and 1,867,028 remain unallocated in the ESOP Trust.

     On October 12, 1993, the Company announced a two-for-one common stock split that was distributed on November 11, 1993, to shareholders of record on October 25, 1993. All references to the number of shares have been adjusted to reflect the stock split on a retroactive basis.

     Participant and Company cash matching contributions are deposited in the Trust and then invested in the five investment funds in accordance with participant elections. Account balances and contributions can be invested in one or more of the five investment funds in multiples of 10 percent. Investment direction can be changed once each month. Common stock account balances in the ESOP account can not be redirected. Investment experience is allocated to participant accounts on a monthly basis.

Plan Withdrawals
~~~~~~~~~~~~~~~~

     Participants are permitted to withdraw their after-tax contributions, the Company cash matching contributions for their after-tax contributions, and accumulated earnings thereon. Participants are also permitted to take out loans (see Note 2). In the event of financial hardship, participants are permitted to withdraw pre-tax contributions and accumulated earnings thereon. Each hardship withdrawal request, including proof of financial hardship, is reviewed individually by the Plans' Administrator. In-service withdrawals from the ESOP account are prohibited under any circumstance.

Plan Payouts
~~~~~~~~~~~~

     Upon termination of employment, immediate distribution is made to those participants with account balances less than or equal to $3,500. Terminating participants with account balances greater than $3,500 must consent to any payment prior to the attainment of age 65. Participants who do not consent to immediate distribution may subsequently elect in writing to begin receiving benefits as soon as is practical, provided that in any event the distribution commences no later than April 1 of the Plan year following the Plan year in which age 70 1/2 occurs. Account balances remaining in the Plans will continue to share in the earnings of the
investments prior to distribution.    Distributions from the
ESOP portion of the Plans are in whole shares of stock allocated to participant accounts, with cash for partial shares unless participants elect to receive the entire distribution in cash at current market value.

4.  PLAN AMENDMENTS
    ~~~~~~~~~~~~~~~

    Effective April 1, 1992, Kuss union employees became eligible to participate in the Bargaining Plan.

     Effective May 1, 1992, the pre-tax match for Diesel
ReCon Los Angeles union employees was revised to $.50 per $1.00 contributed up to 4 percent (up from 3 percent) of gross pay.

5.  TAX STATUS
    ~~~~~~~~~~

    The Company is currently relying on the favorable determinations received for the Cummins Engine Company, Inc. and Affiliates Qualified Savings Plans, the Onan Retirement Savings Plan, and the Cummins Engine Company, Inc. and Affiliates Deferred Income Plans for the qualified and exempt status of the Plans. The Company intends to request the Internal Revenue Service to issue separate determination letters for the Plans. The Plans' Administrator and the Plans' Tax Counsel believe that the Plans are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore they believe that the Plans are qualified and the related trusts are tax exempt.

6.  LONG-TERM DEBT
    ~~~~~~~~~~~~~~

    The ESOP Trust has issued $72,750,000 of ESOP Notes due 1998 with an annual interest rate of 8.76 percent payable semi-annually to the Note holders (see Note 3). Principal payments of $1.2 million, $1.4 million, $1.5 million, $1.6 million, and $1.7 million are due in 1994, 1995, 1996, 1997, and 1998 respectively.

7.  PARTIES-IN-INTEREST TRANSACTIONS
    ~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

    There were no transactions with parties-in-interest (as defined in ERISA Section 3(14) and regulations under that section) during the plan years ended December 31, 1993 and 1992.

8.  REPORTABLE TRANSACTIONS
    ~~~~~~~~~~~~~~~~~~~~~~~

    There were no reportable transactions (as defined in ERISA Section 3(I) and regulations under that Section) during the year ended December 31, 1993.

9.  SUBSEQUENT EVENTS
    ~~~~~~~~~~~~~~~~~

    The Company stock price per share was $53.75 at December 31, 1993 and was $41.87 at June 10, 1994.

                                                 SCHEDULE I (Page 1 of 2)


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                       RETIREMENT AND SAVINGS PLANS
                              EIN 35-0257090
        ITEM 27 A:  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1993



          DESCRIPTION               SHARES         COST        MARKET VALUE
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~    ~~~~~~~~~    ~~~~~~~~~~~    ~~~~~~~~~~~~

Salaried:
Short-Term Investment Funds                    $    328,685    $    328,685
Guaranteed Investment Contracts                  72,788,095      72,788,095
Wellington Fund                                  51,381,395      55,003,648
Vanguard U.S. Growth Fund                        17,618,011      17,586,368
Vanguard Index Trust Fund                        22,074,862      24,009,361
Cummins Engine Company, Inc.
  Common stock                     2,455,456     77,947,883     131,980,775

Participant Loan Receivable                       5,130,161       5,130,161
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~
                                   2,455,456    247,269,092     306,827,093
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~
Bargaining:
Short-Term Investment Funds                              -               -
Guaranteed Investment Contracts                  93,361,040      93,361,040
Wellington Fund                                  30,355,628      32,495,620
Vanguard U.S. Growth Fund                         5,630,189       5,620,077
Vanguard Index Trust Fund                         9,471,928      10,301,987
Cummins Engine Company, Inc.
  Common Stock                       112,283      3,553,914       6,035,210

Participant Loan Receivable                       3,517,829       3,517,829
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~
                                     112,283    145,890,528     151,331,763
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~
ONAN:
Short-Term Investment Funds                              -               -
Guaranteed Investment Contracts                  15,691,005      15,691,005
Wellington Fund                                  14,779,035      15,820,919
Vanguard U.S. Growth Fund                         5,293,229       5,283,722
Vanguard Index Trust Fund                         6,489,876       7,058,607
Cummins Engine Company, Inc.
  Common Stock                        28,716        908,902       1,543,540

Participant Loan Receivable                       1,599,264       1,599,264
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~
                                      28,716    $44,761,311     $46,997,057
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~

                                                 SCHEDULE I (Page 2 of 2)


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                       RETIREMENT AND SAVINGS PLANS
                              EIN 35-0257090
        ITEM 27 A:  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1993



          DESCRIPTION               SHARES         COST        MARKET VALUE
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~    ~~~~~~~~~    ~~~~~~~~~~~    ~~~~~~~~~~~~

Lubricon:
Short-Term Investment Funds                    $          -    $          -
Guaranteed Investment Contracts                     103,310         103,310
Wellington Fund                                     151,314         161,980
Vanguard U.S. Growth Fund                            48,128          48,042
Vanguard Index Trust Fund                            35,483          38,593
Cummins Engine Company, Inc.
  Common stock                           180          5,697           9,669

Participant Loan Receivable                          12,143          12,143
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~
                                         180        356,075         373,737
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~
CDC:
Short-Term Investment Funds                              -               -
Guaranteed Investment Contracts                   4,950,119       4,950,119
Wellington Fund                                   2,586,900       2,769,269
Vanguard U.S. Growth Fund                         1,052,300       1,050,410
Vanguard Index Trust Fund                         1,486,144       1,616,380
Cummins Engine Company, Inc.
  Common Stock                        11,357        359,465         610,445

Participant Loan Receivable                         746,443         746,443
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~
                                      11,357     11,181,371      11,743,066
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~
TOTAL:
Short-Term Investment Funds                         328,685         328,685
Guaranteed Investment Contracts                 186,893,569     186,893,569
Wellington Fund                                  99,254,272     106,251,436
Vanguard U.S. Growth Fund                        29,641,857      29,588,619
Vanguard Index Trust Fund                        39,558,293      43,024,928
Cummins Engine Company, Inc.
  Common Stock                     2,607,992     82,775,861     140,179,639

Participant Loan Receivable                      11,005,840      11,005,840
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~
                                   2,607,992   $449,458,377    $517,272,716
                                   ~~~~~~~~~    ~~~~~~~~~~~     ~~~~~~~~~~~

                                                               SCHEDULE II
                                                               ~~~~~~~~~~~

               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
               SCHEDULE OF MATCHING CONTRIBUTION FORMULAS
                           AS OF DECEMBER 31, 1993


                         LOC                        CASH         ESOP STOCK
EMPLOYING COMPANY        CODE  LOCATION NAME    CONTRIBUTIONS   CONTRIBUTION
~~~~~~~~~~~~~~~~~        ~~~~  ~~~~~~~~~~~~~    ~~~~~~~~~~~~~   ~~~~~~~~~~~~

Cummins Engine Company   110   Columbus Exempt     No            Yes(1)(2)
        "                120   Columbus DWU        Yes(3)(4)     No
        "                121   Walesboro DWU       Yes(5)(6)     No
        "                130   Columbus OCU        Yes(3)(4)     No
        "                131   OCU New Hires       Yes(5)        No
        "                132   Walesboro OCU       Yes(5)(6)     No
        "                135   Cols. Security      No            Yes(1)(2)
        "                136   Cols Sec New Hires  Yes(4)(5)     No
Cummins Electronics      150   CELCO Union         Yes(13)(6)    No
        "                160   CELCO Exempt        No            Yes(1)(7)
Cum.Military Systems     170   Cummins Military    No            No
CADEC                    190   CADEC               Yes(13)       No
Cummins Engine Company   200   Charleston          No            Yes(1)(2)
Combustion Technologies  210   CTI Georgia         No            Yes(1)(2)
        "                220   CTI Charleston      No            Yes(1)(2)
Cummins Engine Company   240   CHS Headline        No            Yes(1)(2)
        "                250   CHS Recon           No            Yes(1)(2)
        "                260   CHS Engr. Svcs.     No            Yes(1)(2)
McCord Heat Transfer     270   CHS McCord Heat     No            Yes (8)
                                Transfer
Cummins Engine Company   280   Precision Gear      No            Yes(1)(2)
HPI                      290   HPI                 No            Yes(1)(2)
Cummins Engine Company   291   Cummins Marine      No            Yes(1)(2)
        "                292   CHS Tool Svc.       No            Yes(1)(2)
        "                293   Kinetco             No            Yes(1)(2)
        "                300   Jamestown           No            Yes(1)(2)
        "                301   JEP New Hires       Yes(5)6)      No
Cummins Natural Gas   *  390   Cummins Natural     Yes(13)(16    No
 Engine                         Gas
Cummins Americas, Inc.   400   Miami PDC           No            Yes(1)(2)
McCord Heat Transfer     430   McCord Wall Lake    No            Yes(8)
                         440   McCord Canton       No            Yes(8)
Atlas Crankshaft         500   Atlas Salaried      No            Yes(1)(2)
        "                501   Atlas Corporate     No            Yes(1)(2)
        "            **  510   Atlas Union         Yes(4)        No
Onan Corporation         550   Onan MN Salaried    Yes(11)       Yes(10)
        "                551   Onan Huntsville     Yes(11)       Yes(10)
        "                552   Onan OPE Salaried   Yes(11)       Yes(10)
Fleetguard, Inc.         600   Fleetguard TN       No            Yes(1)(2)
                                Salaried
        "                610   Fleetguard Lake     No            Yes(1)(2)
                                Mills Salaried
        "                620   Fleetguard Lake     No            Yes(1)(2)
                                Mills Hourly
        "                630   Fleetguard TN Hr    Yes(12)       No
Lubricant Consultants    640   Lubricon            Yes(14)       No
Kuss                     650   Kuss Salaried       No            Yes(1)(2)
Kuss                     651   Kuss Union          No            Yes(1)(2)
Fleetguard, Inc.         655   Separation Tech.    No            Yes(1)(2)
Cummins Engine Company   700   DRC Salaried        No            Yes(1)(2)
        "             *  720   DRC TN Union        Yes(13)       No
        "             *  730   DRC LA Union        Yes(15)       No
        "             *  740   DRC LA Union        Yes(15)       No
        "                750   Cum. Tool Svc.      No            Yes(1)(2)
Cummins Diesel Intl.     810   CDIL                No            Yes(1)(2)
Consolidated Diesel Co.  900   Consol. Diesel Co.  Yes(13)(9)    No
Holset Engr. Company     950   Holset MI           No            Yes(1)(2)
        "                951   Holset CHS          No            Yes(1)(2)
Cummins Engine Company   960   Cum O-T-A           No            Yes(1)(2)


 *Participants at locations 390, 720, 730 and 740 are not eligible to make Basic Savings Contributions.

**Participants at location 510 are not eligible to make Pre-Tax
  Contributions.


Matching Contribution Legend
~~~~~~~~~~~~~~~~~~~~~~~~~~~~

( 1) ESOP Stock Contribution based on 50% of 1st 2% of pay contributed as a Pre-Tax Contribution.

( 2) ESOP Stock Contribution based on 50% of 1st $900 of pay contributed as a Basic Savings Contribution.

( 3) Cash Contribution of 50% (up to a maximum of $325) of 1st 2% of pay contributed as a Pre-tax Contribution.

( 4) Cash Contribution of 50% of the 1st $900 of pay contributed as a Basic Savings Contribution.

( 5) Cash Contribution of $325 per year to Pre-Tax Contribution account, regardless of % of pay contributed.

( 6) Cash Contribution of 100% on 1st $450 of pay contributed as a Basic Savings Contribution.

( 7) ESOP Stock Contribution based on 100% of 1st $900 of pay contributed as a Basic Savings Contribution.

( 8) ESOP Stock Contribution based on 100% of the 1st 2.5% of pay contributed as a Pre-Tax Contribution.

( 9) Cash Contribution based on 50% (up to a maximum of $900) on 1st $1,800 of pay contributed as a Basic Savings Contribution.

(10) ESOP Stock Contribution based on 100% of 1st $250, 75% of next $250, 50% of next $1,000, and 25% of next $1,000 (maximum stock match = $1,187.50).  NOTE:  Applies to Pre-Tax
      Contributions.

(11) Cash Contribution of 25% of the 1st $1,000 of pay contributed as a Basic Savings Contribution.

(12) Cash Contribution of 50% of the 1st 2% of pay contributed as a Pre-Tax Contribution with a minimum of $200 if at least 2% is contributed.

(13) Cash Contribution of 50% of 1st 2% of pay contributed as a Pre-Tax Contribution.

(14) Cash Contribution of 100% of 1st 2.5% of pay contributed as a Pre-Tax Contribution.

(15) Cash Contribution of 50% of 1st 4% of pay contributed as a Pre-Tax Contribution.

(16)  Discretionary Cash Contribution.

                            SIGNATURES
                            ~~~~~~~~~~



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                CUMMINS ENGINE COMPANY, INC.

                                RETIREMENT AND SAVINGS PLAN
                                ~~~~~~~~~~~~~~~~~~~~~~~~~~~~
                                     (Name of Plan)




By     /s/ Carol K. Smalley
       ~~~~~~~~~~~~~~~~~~~~~~~~
       Carol K. Smalley
       Secretary - Pension
       Policy Committee